UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13 D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

226406106
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4322-0033
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ?

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,311,369
	8.	SHARED VOTING POWER 226,482,450
	9.	SOLE DISPOSITIVE POWER 1,311,369
	10.	SHARED DISPOSITIVE POWER 226,482,450
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,482,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	39.91%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 226,482,450
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 226,482,450
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,482,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	39.91%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 226,482,450
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 226,482,450
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,482,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.91%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 226,482,450
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 226,482,450
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,482,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.91%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 226,482,450
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 226,482,450
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,482,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.91%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 226,482,450
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 226,482,450
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,482,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.91%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 19 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 226,482,450
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 226,482,450
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,482,450
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.91%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 19 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 15 TO SCHEDULE 13D

This Amendment No.15 Schedule 13D (“Amendment No. 15”) amends and restates Items 2, 3, 4 and 5, and supplements Item 6 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No. 15 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(iv)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment” and together with Elsztain, IFIS, IFISA, CAM, CVC Cayman, CVC Uruguay, being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; IFIS’ principal offices are located at Clarendon House, 2 church Street, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, CP 91600 Montevideo, Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, (C1066AAD) Ciudad Autónoma de Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8 KM 17.500 Edificio@1 Local 106, CP 91600 Montevideo, Republic of Uruguay; and Agroinvestment’s principal offices are located at Zabala 1422, 2nd Foor, (11500) Montevideo, Republic of Uruguay.

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 19 Pages

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of December 16, 2014, the Cresud common shares beneficially owned by the Reporting Persons consisted of 226,482,450 shares, representing 39.91% of Cresud’s share capital on a fully diluted basis (i.e., assuming that all of the outstanding New Warrants to acquire common shares are exercised by the holders thereof).

The funds used to purchase the Cresud common shares, ADRs and New Warrants were derived from working capital, short term financing and other lines of credit.

Item 4. Purpose of Transaction

Since January 28, 2013, the Reporting Persons increased their beneficial ownership of Cresud’s common shares by acquiring the equivalent of common shares, ADRs and New Warrants representing an additional 1.06% of Cresud’s outstanding share capital on a fully diluted basis. Such increase was the result of: i) the purchase in the open market to the equivalent of 3,194,007 common shares and 832,422 New Warrants, representing 0.56% and 0.05%, respectively, of Cresud’s outstanding share capital on a fully diluted basis; ii) the allocation of the equivalent of 2,196,421 common shares representing 0.39% of Cresud’s outstanding share capital on a fully diluted basis as a result of the pro rata distribution of shares approved by the shareholders of Cresud in the Shareholders’ meeting held on November 14, 2014.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A attached hereto, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from January 28, 2013, to December 16, 2014 (the “Transaction Period”).

Item 5. Interests in Securities of the Issuer

(a)	As of December 16, 2014, the Reporting Persons beneficially owned the equivalent of 226,482,450 common shares of Cresud, representing 39.91% of its share capital on a fully diluted basis.

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 19 Pages

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of December 16, 2014:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares	New Warrants Outstanding	Number of Common Shares on Fully Diluted Basis(1)	% of Common Shares on a Fully Diluted Basis(1)
Reporting Persons	194,750,465	38.83%	85,422,940	226,482,450	39.91%
Total	501,562,730		177,639,577	567,550,349
(1)  Assuming that all holders of outstanding New Warrants (including the Reporting Persons) exercise all such New Warrants.

(i)
Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman and Agroinvestment. Elsztain is the beneficial owner of 37.94% of IFIS, including: (a) 19.66%% owned indirectly through Agroinvestment, (b) 18.46% owned indirectly through CVC Uruguay and (c) 3.06% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.  Elsztain directly owns the equivalent of 1,311,369 common shares of Cresud representing approximately 0.23% of Cresud´s common shares on a fully diluted basis;

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA;

(iii)	IFISA directly owns the equivalent of 225,170,201 common shares of Cresud representing approximately 39.67%% of Cresud’s common shares on a fully diluted basis;

(iv)	CVC Cayman serves as the Investment Manager of IFIS and does not own Cresud’s common shares;

(v)	CAM and Agroinvestment do not own directly Cresud’s common shares;

(vi)	CVC Uruguay is the direct owner of 880 common shares of Cresud representing approximately 0.0002% of Cresud´s common shares on a fully diluted basis.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership on a fully diluted basis of Cresud as of December 16, 2014:

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 19 Pages

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional New Warrants and/or common shares of Cresud from time to time in the open market, in privately negotiated transactions or otherwise.

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 194,750,465 common shares, representing 38.83% of the issued and outstanding common shares of Cresud, as of December 16, 2014.

As of  December 16, 2014, assuming that (i) the Reporting Persons exercise all of their New Warrants to acquire additional common shares of Cresud and (ii) none of the other holders of the New Warrants exercise such warrants, the Reporting Persons would control 42.47% of the common shares of Cresud.

(b)	Item 5(a) is incorporated herein by reference.

(c)
Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in Cresud common shares and New Warrants that were effected during the last sixty days of the Transaction Period are listed on Annex I.

(d)-(e) Not applicable.

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 19 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Collateral Account: As of the date of this Schedule 13D, IFISA has deposited 5,396,226 ADRs of Cresud, representative of 10 common shares, with a nominal value of Ps. 1 per share, in a collateral account. Notwithstanding the aforementioned, IFISA maintains the political and economic rights related to the ADRs.

Allotment of Treasury Shares: On December 3, 2014, the Board of Directors of Cresud, in accordance with the powers delegated by the Shareholders’ Meeting, has decided to allot pro rata among its shareholders the treasury shares of Cresud, for a total amount of 5,565,479 common shares, for an amount of Ps. 87,074,002. The treasury shares were acquired in accordance with the Plan for the Acquisition of Cresud’s own common shares (the “Plan”).

The Plan was initiated by Cresud’s Board of Directors on April 11, 2014 for a maximum investment amount of Ps. 200,000,000 and up to 5% of Cresud’s capital stock, either as shares or ADRs. The shares could be acquired for a minimum value of Ps. 1 per share and a maximum value of Ps. 13.5 per share while ADRs could be acquired for a minimum value of USD 1 per ADR and a maximum value of USD 14 per ADR. On the Shareholder’s Meeting held on November 14, 2014, it was approved the termination of the Plan and in the same meeting the Board of Directors was instructed to allot among the shareholders the acquired shares.

Securities Loan Agreement: On December 25th, 2013, IFISA and CVC Uruguay have renewed for the term of one year the Securities Loan Agreement entered into on November 25, 2009, remaining the rest of the terms and conditions without any change.

Other than as set forth above or otherwise described in Amendments No. 6, 8, 9, 10, 11, 12 and 14 previously filed, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons are a party

Item 7. Materials to be filed as Exhibits.

None.

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 19 Pages

Schedule A

Eduardo S. Elsztain
Bolívar 108, 1st floor
(C1066AAD), Ciudad Autónoma de Buenos Aires
Republic of Argentina
Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
2.	Saúl Zang Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, Bermuda. Citizen of Argentina
Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8 KM 17.500 Edificio@1 Local 160, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 160, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8 KM 17.500 Edificio@1 Local 160, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 226406106	Page 15 of 19 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain (Vice First Chairman) Director Bolívar 108, 1st floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina
2.	Saúl Zang (Second Vice Chairman) Director Bolívar 108, 1st floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saúl Zang Director 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8 KM 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8 KM 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Director Ruta 8 KM 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8 KM 17.500 Edificio@1 Local 003, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director (Second Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
2.	Mariana Renata Carmona de Elsztain Director (First Vice-Chairman) Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
Directors and Executive Officers of

SCHEDULE 13D

CUSIP No. 226406106	Page 16 of 19 Pages

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Vice Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice Chairman Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	11.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	12.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	13.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 17 of 19 Pages

Executive Officers

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson Chief Executive Officer for Argentina and Bolivia Operation Moreno 877, 23rd floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 18 of 19 Pages

Annex 1
Transactions by the Reporting Persons or persons named in Schedule A that were effected during the last 60 days of the Transaction Period.

IFISA‘s transactions in CRESUD ADR´s

Trade Date	Tran. Type	Trans. Price	Quantity (Units)
11/17/2014	Buy	$11,4735	7,054
11/18/2014	Buy	$11,7334	14,198
11/19/2014	Buy	$11,5548	12,000
11/20/2014	Buy	$11,2492	22,000
11/21/2014	Buy	$11,1858	8,500
12/16/2014	Allotment (*)	$0	219,953

IFISA‘s transactions in CRESUD common shares

Trade Date	Tran. Type	Trans. Price	Quantity (Units)
12/12/2014	Allotment (*)	$0	52,813

Eduardo Elsztain‘s transactions in CRESUD ADR´s

Trade Date	Tran. Type	Trans. Price	Quantity (Units)
12/16/2014	Allotment (*)	$0	1,160

Eduardo Elsztain‘s transactions in CRESUD common shares

Trade Date	Tran. Type	Trans. Price	Quantity (Units)
12/12/2014	Allotment (*)	$0	2,478

CVC ROU‘s transactions in CRESUD ADR´s

Trade Date	Tran. Type	Trans. Price	Quantity (Units)
12/16/2014	Allotment (*)	$0	1

(*) Pro rata distribution of shares approved by the shareholders of Cresud in the Shareholders’ meeting held on November 14, 2014.

SCHEDULE 13D

CUSIP No. 226406106	Page 19 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: January 20, 2015.

Eduardo S. Elsztain	Consultores Venture Capital Uruguay
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
IFIS Limited	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Inversiones Financieras del Sur S.A.	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board